LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@earthlink.net

telephone 954-344-0809

facsimile 928-569-8195

February 24, 2006

Howard Baik, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

McKenzie Bay International, Ltd. (“McKenzie Bay”)

Amendment No. 2 to Form SB-2

File No. 333-129673

Dear Mr. Baik:

McKenzie Bay has electronically filed Amendment No. 2 to its registration statement on Form SB-2. The captions cited in this letter refer to the captions in the prospectus which is a part of Amendment No. 2.

At your request, the following is a reconciliation of the shares to be offered by the selling stockholders.

•

39,062,500 shares in connection with outstanding Secured Convertible Debentures – The following appears under the caption “Transactions with Cornell Capital Partners and Spencer Clarke LLC - Securities Purchase Agreement with Cornell Capital Partners:”

On October 11, 2005, we also entered into a Registration Rights Agreement with Cornell Capital Partners.  Pursuant to the Registration Rights Agreement, we agreed to prepare and file with the SEC the registration statement of which this prospectus is a part for the resale by Cornell Capital Partners of at least 39,062,500 shares to be issued upon conversion of the Secured Convertible Debentures …

REISMAN & ASSOCIATES, P.A.

Howard Baik, Esq.

February 24, 2006

•

5,000,000 shares upon exercise of warrants issued to Cornell Capital Partners in connection with the Secured Convertible Debentures – The following appears under the caption “Transactions with Cornell Capital Partners and Spencer Clarke LLC - Securities Purchase Agreement with Cornell Capital Partners:”

Pursuant to the Securities Purchase Agreement, we issued warrants to Cornell Capital Partners to purchase 5,000,000 shares of our common stock for a period of five years at an exercise price of $1.00 per share, subject to adjustment as set forth in the warrants.

•

1,987,967 shares which may be issued upon exercise of warrants issued to certain of the other selling stockholders.

o

150,000 shares - The following appears under the caption “The Selling Stockholders:”  “Spencer Clarke acted as our placement agent in connection with loans for which we paid a commission to Spencer Clarke consisting of $109,375 and warrants for the purchase of 150,000 shares of our common stock.  Warrants for the purchase of 75,000 shares are exercisable at $1.07 per share and expire on August 13, 2006.  The remaining warrants are exercisable at $1.42 per share and expire on September 7, 2006.  The 150,000 shares underlying the warrants have been registered in the registration statement of which this prospectus is a part.”

o

217,667 shares - The following appears under the caption “Transactions with Cornell Capital Partners and Spencer Clarke LLC – Standby Equity Distribution Agreement:”  “We issued warrants to Spencer Clarke to purchase an aggregate of 217,667 shares of our common stock which represents an amount equal to 10% of the number of shares sold to Cornell Capital Partners under the Standby Equity Distribution Agreement. The exercise price of those warrants is $.85 and the warrants expire at various times in 2010.  The 217,667 shares … have been registered in the registration statement of which this prospectus is a part.”

o

1,620,300 shares - The following appears under the caption “The Selling Stockholders:”  “We also issued warrants to the lender and other lenders for the purchase of an aggregate of 750,000 shares of our common stock on or before August 13, 2006 at $1.07 per share.  On September 7, 2004, in connection with other borrowings we made, we issued warrants for the purchase of an aggregate amount of 870,300 shares of common stock on or before September 7, 2006, at $1.42 per share.  … The 1,620,300 shares which may be acquired upon exercise of the warrants issued to the lenders

REISMAN & ASSOCIATES, P.A.

Howard Baik, Esq.

February 24, 2006

have also been registered with the SEC for resale in the registration statement of which this prospectus is a part.”

•

80,200 shares which may be issued upon conversion of an outstanding convertible promissory note. –  The following appears under the caption “The Selling Stockholders:” “On August 13, 2004, we borrowed CDN$125,000 (approximately $100,000 US) from a lender and issued our 12% convertible promissory notes in that aggregate amount.  The note and interest were initially due and payable on November 14, 2004 although the date was subsequently extended to March 31, 2006.  The lender is entitled to convert the notes into 80,200 shares of common stock. … An additional 80,200 shares we may issue upon conversion of the 12% convertible promissory note which remained outstanding as of the date of this prospectus have been similarly registered.”

•

145,278 shares stock held by certain of the selling stockholders.

o

42,500 shares – The following appears under the caption “Transactions with Cornell Capital Partners and Spencer Clarke LLC – Standby Equity Distribution Agreement:” “…as well as 42,500 shares purchased by Cornell Capital Partners under the Standby Equity Distribution Agreement  which it has not yet resold have been registered in the registration statement of which this prospectus is a part.”

o

4,444 shares - The following appears under the caption “Transactions with Cornell Capital Partners and Spencer Clarke LLC – Standby Equity Distribution Agreement:”  “Spencer Clarke’s fee for these services was $10,000 which we satisfied by the issuance to Spencer Clarke of 4,444 shares of our common stock. Those shares have been registered in the registration statement of which this prospectus is a part.”

o

33,334 shares - The following appears under the caption “The Selling Stockholders:”  “On August 13, 2004, we borrowed CDN$125,000 (approximately $100,000 US) from a lender and issued our 12% convertible promissory notes in that aggregate amount.  … We have issued 1,100,009 shares of our common stock upon conversion of the promissory notes of which 33,334 shares remain unsold by the lenders as of the date of this prospectus and have been registered with the SEC for resale in the registration statement of which this prospectus is a part.”

REISMAN & ASSOCIATES, P.A.

Howard Baik, Esq.

February 24, 2006

o

65,000 shares – The following appears under the caption “The Selling Stockholders:”  “We issued 65,000 shares of our common stock to The Stephen Lindsay Group in satisfaction of indebtedness in the amount of approximately $83,20.”

If you any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman